MtronPTI®

Your Destination for RF Components and Solutions

August 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:Withdrawal of Acceleration Request Submitted by M-tron Industries, Inc.

Registration Statement on Form 10

File No. 001-41391

Ladies and Gentlemen:

We withdraw our latest request for acceleration of the effective date of the above-referenced Registration Statement on Form 10, dated August 10, 2022, as transmitted via Edgar earlier today.

Please direct any questions regarding this request to Michael L. Zuppone of Paul Hastings LLP at (212) 318-6906. We thank you for your assistance in this matter.

Sincerely yours,

M-tron Industries, Inc.

   /s/ James W. Tivy

________________________

Name: James W. Tivy

Title: Chief Financial Officer